Exhibit 99.1

Ostin Technology Group Reports Half-Year Financial Results

Nanjing, China, August 19, 2022 (GLOBE NEWSWIRE) -- Ostin Technology Group Co., Ltd. (the “Company”) (Nasdaq: OST), a supplier of display modules and polarizers in China, today reported its unaudited financial results for the six months ended March 31, 2022.

Half-Year Ended March 31, 2022 Summary:

●	Revenue declined by 31% to $60.09 million for the six months ended March 31, 2022, from $87.37 million for the same period in 2021;

●	Gross margin grew to 14% for the six months ended March 31, 2022, from 12% for the same period in 2021;

●	Operating income decreased by 23% year-over-year to $1.63 million for the six months ended March 31, 2022, from $2.13 million for the same period in 2021;

●	Net income was $1.20 million for the six months ended March 31, 2022, compared to $1.45 million for the same period in 2021;

●	Earnings per share was $0.11 for the six months ended March 31, 2022, compared to $0.14 for the same period in 2021;

●	Cash and cash equivalents grew to $3.53 million at March 31, 2022, from $2.14 million at March 31, 2021.

	For Six Months Ended March 31
(in $ millions, except earnings per share; differences due to rounding)	2022	2021	% Change
Revenue	$60.09	$87.37	(31%)
Gross profit	$8.63	$10.13	(15%)
Gross margin	14%	12%	2%
Operating income	$1.63	$2.13	(23%)
Net income	$1.20	$1.45	(17%)
Net earnings per share – Basic and Diluted	$0.11	$0.14	(21%)

Mr. Tao Ling, Chairman and CEO of the Company commented: “Despite a decrease in revenue for the six months ended March 31, 2022 amid the continuous lockdown in mainland China and the challenging global supply chain disruptions, we are able to deliver high quality products and services thanks to our dedicated workforce and focused innovation. We have demonstrated the resilience of our business in a challenging environment and continued investing our efforts in key geographies and advanced technologies. With the recent lauch of new products and services and business initatives, we expect to expand our customer base and continue to increase our competitiveness on the market.”

Results of Operations

Revenues

The following table presents revenue by major categories for the six months ended March 31, 2022 and 2021, respectively.

	For the Six Months Ended
($ millions, differences due to rounding)	March 31, 2022		March 31, 2021
Revenue Category	Sales Amount	As % of Sales	Sales Amount	As % of Sales
Display modules	$27.96	47%	$52.68	60%
Polarizers	23.75	40%	32.60	38%
Research and development services	4.96	8%	-	-
Others	3.43	5%	2.08	2%
Total	$60.09	100%	$87.37	100%

Revenues decreased by approximately $27.28 million or 31%, to approximately $60.09 million for the six months ended March 31, 2022 from approximately $87.37 million for the six months ended March 31, 2021. The decrease in revenues was primarily due to the decrease in revenue from both display modules and polarizers resulting from the continuous lockdown in mainland China from late 2021 to the first quarter in 2022.

-	Revenue from display modules decreased by approximately $24.72 million or 47%, to approximated $27.96 million for the six months ended March 31, 2022 from approximately $52.68 million for the six months ended March 31, 2021. Based on seasonality in the Company’s business and cyclical nature of its industry, the Company believes that the market demand will gradually recover in the second half of 2022 and believes the Company’s sales of display modules will boost in the next 12 to 18 months.

-	For the six months ended March 31, 2022 and 2021, revenue generated from the polarizers were approximately $23.75 million and $32.60 million, respectively, representing a decrease of approximately $8.85 million or 27%. Due to the long duration of the epidemic, customer demands for consumer electronics was met in the first two years of the epidemic, and such demand decreased in the six months ended March 31, 2022 which resulted in the decrease in sales of the Company’s polarizers.

-	Revenues from repair services increased by approximately $1.34 million, or 64%, to approximately $3.43 million for the six months ended March 31, 2022 from approximately $2.08 million for the six months ended March 31, 2021. The Company extended repair services customer base also to those who did not purchase display panel products during the reporting period.

-	For the six months ended March 31, 2022, revenue generated from the Company’s new research and development services was approximately $4.96 million, representing 8% of its total revenues.

The following table lists the Company’s revenues by geographic region for the six months ended March 31, 2022 and March 31, 2021. To mitigate impact of the fluctuation of exchange rates and shipping disruption caused by the epidemic, the Company shifted more sales to domestic markets, and therefore, the Company’s sales to Hong Kong and Taiwan decreased significantly during the six months ended March 31, 2022 as compared to the same period last year.

	For the Six Months Ended
($ millions, differences due to rounding)	March 31, 2022		March 31, 2021
Country	Sales Amount	As % of Sales	Sales Amount	As % of Sales
Mainland China	$55.03	92%	$67.96	78%
Hong Kong and Taiwan	5.06	8%	18.59	21%
Southeast Asia	-	-	0.82	1%
Total	$60.09	100%	$87.37	100%

Cost of revenues

Cost of revenues decreased by approximately $25.78 million or 33%, to approximately $51.46 million for the six months ended March 31, 2022 from approximately $77.24 million for the six months ended March 31, 2021. The decrease in total cost of revenues was in line with the Company’s decreased revenue.

Gross profit margin

Overall gross profit margin was 14% for the six months ended March 31, 2022, as compared to 12% for the six months ended March 31, 2021. The increase in gross profit was mainly due to the fact that the Company’s new research and development services had a higher gross margin.

Selling and marketing expenses

Selling and marketing expenses decreased by approximately $0.99 million, or 41%, to approximately $1.42 million for the six months ended March 31, 2022, as compared to approximately $2.41 million for the six months ended March 31, 2021. The decrease in selling and marketing expenses mainly was mainly due to (i) the decrease in revenue and (ii) decrease in sales commissions for market development attributable to stabilization of new customers developed in the past two years.

General and administrative expenses

General and administrative expenses increased by approximately $0.86 million, or 32%, to approximately $3.55 million for the six months ended March 31, 2022, as compared to approximately $2.69 million for the six months ended March 31, 2021. The increase in G&A expenses was due to the increase in professional fees during the Company’s IPO process and the increase in administrative expenses in complying with regulations imposed by local government to control COVID-19.

Research and development expenses

The Company’s research and development expenses decreased by approximately $0.97 million to $2.03 million for the six months ended March 31, 2022 from approximately $3.00 million for the same period in 2021. The decrease was mainly attributable to the COVID-19 situation. On the one hand, the shipping was delayed and the materials needed for the Company’s research and development were not delivered in time; on the other hand, the Company’s employees, including research and development staff, had to stay at home for months due to the COVID-19 lockdown and quarantine requirements of the PRC local governments where the Company’s employees are based in. As a result, some of the Company’s research and development projects were either suspended or slowed down and therefore the Company incurred less research and development expenses.

Net income

As a result of the foregoing, the Company recorded net income of $1.20 million and $1.45 million for the six months ended March 31, 2022 and 2021, respectively.

Cash and cash equivalents

Cash and cash equivalents were $3.53 million as of March 31, 2022, as compared to $2.14 million as of March 31, 2021.

Recent Development

During the six months ended March 31, 2022, the Company continued to promote development of new products and has introduced a protection film to its customers. The production film can be attached to the surface of products, such as OLED panels and wafers, to prevent damages from dust and scratch and will be manufactured through the production facilities the Company used for polarizers. The protection film is currently being tested by the Company’s customers and is expected to be put into production by the end of 2022.

In an effort to increase its profits as well as taking full advantage of its resources and expertise in the display panel industry, the Company began to manufacture and sell display products for end users, such as commercial display and consumer electronics products, which generally have a higher profit margin than the Company’s display module products. The Company has strengthened its efforts to market end products, including, but not limited to, hiring of more salespersons, providing training for the sales force targeting end users and increasing expenditures on electronics exhibitions and advertisements.

In addition, during the six months ended March 31, 2022, the Company began to generate revenue from providing research and development services related to video conference systems and smart photography systems. To diversify its source of revenue, the Company will continue to leverage its strong research and development capabilities and accumulated expertise in the display module field and develop customized solutions for its clients.

About Ostin Technology Group Co., Ltd.

Founded in 2010, the Company is a supplier of display modules and polarizers in China. The Company designs, develops and manufactures TFT-LCD display modules in a wide range of sizes and customized sizes which are mainly used in consumer electronics, outdoor LCD displays and automotive displays. The Company also manufactures polarizers used in the TFT-LCD display modules.

For more information, please visit http://www.austinelec.com/.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on the Company’s businesses, including disruptions to supply chain, the Company’s ability to deliver customer orders timely, ability to raise capital, ability to develop and sell new products and services, ability to execute its business plans, fluctuations in earnings, fluctuations in foreign exchange rates , the Company’s ability to attract and retain skilled professionals, client concentration, and general economic conditions affecting the Company’s industry and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

EverGreen Consulting Inc.

Ms. Janice Wang, Managing Partner

Email: IR@changqingconsulting.com

Phone: +1 470-940-3308 (from U.S.)

+86 13811768559 (from China)

OSTIN TECHNOLOGY GROUP CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2022 AND SEPTEMBER 30, 2021

(IN U.S. DOLLARS, EXCEPT FOR NUMBER OF SHARES DATA)

	March 31, 2022 (Unaudited)	September 30, 2021
ASSETS
Current Assets
Cash and cash equivalents	$3,532,137	$684,335
Accounts receivable, net of allowance for doubtful accounts of $95,713 and $94,166, respectively	15,566,930	25,551,527
Notes receivable	-	101,361
Inventories, net	20,130,483	18,686,680
Advances to suppliers, net	3,594,013	7,300,770
Tax receivables	451,876	443,173
Prepaid expenses and other receivables	2,017,856	1,426,790
Total Current Assets	45,293,295	54,194,636
Property, plant and equipment, net	20,042,299	19,368,333
Land use rights, net	1,482,271	1,497,579
Intangible assets, net	86,803	127,129
Deferred tax assets, net	535,882	673,179
Right-of-use lease assets	65,995	105,625
TOTAL ASSETS	$67,506,545	$75,966,481

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$11,521,214	$17,618,986
Accrued expenses and other current liabilities	2,703,622	2,632,370
Advances from customers	3,536,052	4,506,016
Due to related parties	1,325,067	3,197,070
Short-term borrowings	31,578,834	32,417,418
Operating lease liabilities – current	113,319	193,161
Total Current Liabilities	50,778,108	60,565,021
Operating lease liabilities – non-current	-	5,583
Long-term liability	45,358	194,022
TOTAL LIABILITIES	50,823,466	60,764,626

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Common stock, $0.0001 par value, 500,000,000 shares authorized, 10,250,000 shares issued and outstanding	1,013	1,013
Additional paid-in capital	10,856,169	10,856,169
Statutory surplus reserves	1,345,154	1,033,653
Retained earnings	3,636,468	2,748,068
Accumulated other comprehensive loss	(57,743)	(316,017)
Total Equity Attributable to Ostin Technology Group Co., Ltd.	15,781,061	14,322,886
Equity attributable to non-controlling interests	902,018	878,969
Total Shareholders’ Equity	16,683,079	15,201,855
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$67,506,545	$75,966,481

OSTIN TECHNOLOGY GROUP CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2021

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	For the six months ended March 31,
	2022	2021

Revenues	$60,094,661	$87,371,413
Cost of revenues	(51,460,589)	(77,240,808)
Gross profit	8,634,072	10,130,605

Operating expenses:
Selling and marketing expenses	(1,419,660)	(2,408,156)
General and administrative expenses	(3,550,877)	(2,693,945)
Research and development costs	(2,028,038)	(2,999,596)
Gain (Loss) from disposal of property, plant and equipment	(1,242)	97,037
Total operating expenses	(6,999,817)	(8,004,660)

Operating income	1,911,951	2,125,945

Other income (expenses):
Interest income (expense), net	(741,667)	(456,512)
Other income (expenses), net	615,587	33,703
Total other expenses, net	(126,080)	(422,809)

Income before income taxes	1,508,175	1,703,136
Income tax benefit (provision)	(306,515)	(249,065)

Net income	1,201,660	1,454,071
Net income attributable to non-controlling interests	1,759	23,916
Net income attributable to Ostin Technology Group Co., Ltd.	1,199,901	1,430,155

Net income	1,201,660	1,454,071

Other comprehensive income (loss):
Foreign currency translation adjustment	279,564	498,759
Comprehensive income	1,481,224	1,952,830
Comprehensive income attributable to non-controlling interests	23,049	46,225
Comprehensive income attributable to Ostin Technology Group Co., Ltd.	1,458,175	1,906,605

Earnings per ordinary share
Basic and diluted	$0.12	$0.14
Weighted average number of ordinary shares outstanding
Basic and diluted	10,125,000	10,125,000

OSTIN TECHNOLOGY GROUP CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2021

(IN U.S. DOLLARS)

	For the six months ended March 31,
	2022	2021
Cash Flows from Operating Activities:
Net income	$1,201,660	$1,454,071
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation expense	1,033,422	862,105
Amortization expense of land use rights	40,600	46,019
Amortization expense of intangible assets	96,747	127,204
Amortization expense of right-of-use assets	55,175	-
Bad debt expense for accounts receivable	-	417,329
Deferred tax assets, net	137,297	40,357
Gain (Loss) from disposal of property, plant and equipment	1,242	(97,037)
Imputed interest for short-term borrowings from third party individuals	-	113,590
Changes in operating assets and liabilities:
Accounts receivable	10,355,021	(5,044,840)
Notes receivable	102,539	2,220,062
Inventories	(1,131,570)	2,640,321
Advances to suppliers	3,808,562	(5,001,290)
Prepaid expenses and other receivables	(564,954)	(574,920)
Accounts payable	(6,356,916)	(2,665,409)
Accrued expenses and other current liabilities	377,896	3,262,822
Advances from customers	(1,039,026)	564,776
Income tax payable	(1,419)	196,668
Operating lease liabilities	(102,275)	-
Net cash (used in) provided by operating activities	8,014,001	(1,438,172)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(1,388,888)	(4,345,716)
Disposal of property, plant and equipment	-	1,186,172
Purchases of intangible assets	(55,422)	(12,217)
Net cash used in investing activities	(1,444,310)	(3,171,761)

Cash Flows from Financing Activities:
Proceeds from long-term liability	(501,136)	366,267
Proceeds from short-term bank borrowings	7,245,544	5,593,200
Repayments on short-term bank borrowings	(5,322,322)	(4,898,819)
Proceeds from short-term borrowings from third party individuals	888,624	2,917,926
Repayments on short-term borrowings from third party individuals	(4,176,289)	(2,988,518)
Due to related parties	(1,915,409)	366,267
Net cash provided by financing activities	(3,780,988)	1,356,323

Effect of changes in currency exchange rates	59,099	35,903

Net (decrease) increase in cash and cash equivalents	2,847,802	(3,217,707)
Cash, cash equivalents and restricted cash at the beginning of year	684,335	5,361,522
Cash and cash equivalents and restricted cash at the end of year	$3,532,137	2,143,815

Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$3,532,137	2,143,815
Restricted cash	—	—
Total cash, cash equivalents and restricted cash	$3,532,137	2,143,815

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$29,468	$139,312
Cash paid for interest	$418,108	$343,346